

02006987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 2 8 2002
365

SEC FILE NUMBER
8- 28549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UVEST Financial Services Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 South Tryon Street, Suite 1340

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Vines, CFO — 704-348-4148 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP

(Name — *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800	Charlotte	NC	28202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John H. Robison, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UVEST Financial Services Group, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Chairman and Chief Executive

Title



Notary Public

My Commission Expires March 15, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UVEST Financial Services Group, Inc.:

We have audited the accompanying consolidated statement of financial condition of **UVEST FINANCIAL SERVICES GROUP, INC.** (the Company) as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UVEST Financial Services Group, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Charlotte, North Carolina
January 25, 2002

UVEST FINANCIAL SERVICES GROUP, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$3,972,735
RECEIVABLES	305,858
MORTGAGE LOANS HELD FOR SALE	505,800
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $820,664 at December 31, 2001 (Note 1)	363,717
OTHER ASSETS (Note 1)	114,937
	$5,263,047

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Commissions payable	$1,964,523
Accounts payable	172,092
Line of credit	505,800
Other accrued expenses	310,804
	2,953,219
COMMITMENTS AND CONTINGENCIES (Note 4)	
LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS - Subordinated debentures due to stockholders (Note 2)	273,200
STOCKHOLDERS' EQUITY (Note 3):	
Class A Voting Common Stock	8,587
Additional paid-in-capital	205,064
Retained earnings	1,822,977
Total liabilities and stockholders' equity	$5,263,047

The accompanying notes to consolidated financial statements are an integral part of this statement.

UVEST FINANCIAL SERVICES GROUP, INC.

CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

TRADING INCOME (Note 1):	
Commissions revenue	$30,303,389
Less - Clearing charges	1,529,038
Net trading income	28,774,351
OTHER INCOME (Note 1)	2,501,881
	31,276,232
EXPENSES:	
Commissions	22,604,238
Salaries and wages	4,098,385
Travel and lodging	607,194
Professional services	180,290
Rent	304,541
Payroll taxes	391,688
Advertising and marketing	131,512
Insurance	417,918
Telephone	156,272
Exchange fees	182,582
Depreciation	163,889
Supplies	73,347
Postage	192,132
Equipment	237,480
Other	759,791
	30,501,259
NET INCOME	$ 774,973
NET INCOME PER COMMON SHARE (Note 1)	$ 0.90

The accompanying notes to consolidated financial statements are an integral part of this statement.

UVEST FINANCIAL SERVICES GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in-Capital	Retained Earnings	Total
BALANCE, December 31, 2000	$8,587	$205,064	$1,816,207	$2,029,858
Net income	0	0	774,973	774,973
Dividends paid	0	0	(768,203)	(768,203)
BALANCE, December 31, 2001	$8,587	$205,064	$1,822,977	$2,036,628

The accompanying notes to consolidated financial statements are an integral part of this statement.

UVEST FINANCIAL SERVICES GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2001

SUBORDINATED DEBENTURES, December 31, 2000	$387,900
Maturity of subordinated debentures	**(114,700)**
SUBORDINATED DEBENTURES, December 31, 2001	**$273,200**

UVEST FINANCIAL SERVICES GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	**$ 774,973**
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	**163,889**
Net change in operating assets and liabilities:	
Due from clearing organization	**287,786**
Other receivables	**133,762**
Mortgage loans held for sale	**(505,800)**
Other assets	**13,096**
Commissions payable	**616,935**
Accounts payable	**354**
Other accrued expenses	**(80,738)**
Net cash provided by operating activities	**1,404,257**
CASH FLOWS FROM INVESTING ACTIVITIES – Purchase of furniture and equipment	**(217,828)**
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	**(768,203)**
Repayment of subordinated debenture	**(114,700)**
Borrowings under line of credit	**505,800**
Net cash used in financing activities	**(377,103)**
NET INCREASE IN CASH	**809,326**
CASH, beginning of year	**3,163,409**
CASH, end of year	**$3,972,735**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Interest paid	**$ 30,883**

The accompanying notes to consolidated financial statements are an integral part of this statement.

UVEST FINANCIAL SERVICES GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Principles of Consolidation

UVEST Financial Services Group, Inc., a North Carolina corporation (the Company), is a registered broker-dealer that provides full-service and discount brokerage services to customers referred to the Company through arrangements with financial institutions located throughout the southeastern and mid-Atlantic United States. Through UVEST Mortgage Services, a wholly owned subsidiary of UVEST, the Company also originates and sells mortgage loans, including all mortgage servicing rights, on residential properties to investors.

The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, UVEST Mortgage Services. All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition and Other Income

The Company is a noncarrying, nonclearing stockbroker. Commissions revenue and the related clearing charges are recorded on a settlement date basis.

Included in other income are mortgage loan origination fees and mortgage broker commissions. Mortgage loan origination fees and mortgage broker commissions are recognized once the mortgage loan has closed.

Furniture and Equipment

Furniture and equipment is stated at cost and depreciated over its estimated useful life of three to ten years using principally an accelerated method.

Other Assets

Other assets include approximately $70,000 at December 31, 2001, of receivables from employees related to the excess of cumulative premiums paid over the cash surrender values of split dollar life insurance policies. In accordance with the terms of contracts with the employees, all premiums paid by the Company are to be reimbursed by the employees in the event of death of the employee or termination of the policies. The receivables are secured by employees' assignments of the policies to the Company.

Line of Credit

The Company has established a line of credit of $1,500,000 in order to fund mortgage loans that it originates through UVEST Mortgage Services. As of December 31, 2001, the Company had $505,800 outstanding on this line.

Income Taxes

The Company has elected to be treated as an S Corporation for federal and state income tax purposes. As such, stockholders of the Company will report all income or losses of the Company on their individual tax returns. Accordingly, the Company does not provide for income taxes or tax liabilities in its financial statements.

Earnings Per Share Data

For the period ending December 31, 2001, the Company did not have any common stock equivalents. As such, earnings per share is computed based on weighted average common shares outstanding of 858,650.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pending Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities*, which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. In June 1999, the FASB issued SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133*, which delays the original effective date of SFAS No. 133 until fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*, which amends SFAS No. 133. SFAS No. 138 addresses a limited number of issues related to the implementation of SFAS No. 133. The implementation of SFAS No. 133 did not have a material effect on the Company's financial position or results of operations.

2. SUBORDINATED DEBENTURES

Of the subordinated debentures issued to stockholders/directors, $75,000 are due on February 7, 2002, and $198,200 are due in September 2002. Management has negotiated an extension for the $75,000 subordinated debenture due on February 7, 2002, with the holder of the debenture, and is awaiting approval for the extension from the National Association of Securities Dealers (NASD). The terms of the new debenture are equal to the terms of the old debenture and is due on February 7, 2003. Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. In addition, the debentures may not be prepaid without written approval of the NASD, nor paid at maturity if such payment would result in a net capital deficiency as discussed in Note 8.

Interest accrues at the prime rate plus 1% (5.75% at December 31, 2001), for all debentures. Interest is payable monthly on $160,000 of subordinated debentures, and payable at maturity on the $113,200 of subordinated debentures.

3. STOCKHOLDERS' EQUITY

The Class A common stock has par value of $0.01 per share. As of December 31, 2001, 1,200,000 shares were authorized and 858,650 were issued and outstanding.

The Company paid dividends of $768,203 to stockholders during 2001.

4. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space, recording, computer and other equipment under noncancelable operating leases that expire through 2004. Expense relating to these leases amounted to approximately $237,000 in the year ended December 31, 2001.

Minimum payments, by year and in the aggregate, as of December 31, 2001, were as follows:

Year-end December 31	Operating Leases
2002	$275,000
2003	71,000
2004	13,000
2005	0
2006	0
Total minimum lease payments	$359,000

Litigation

The Company is involved in certain litigation arising in the normal course of business. Management's opinion is that the resolution of such litigation will not have a material adverse effect on the Company's financial condition.

5. DEFERRED CONSULTING AGREEMENT

In April 1992, the Company entered into a consulting and deferred compensation agreement with its Chairman. The agreement provides for monthly payments of approximately $8,000 to begin when, and, if the Chairman retires from his full-time position and begins providing business counsel and consulting services to the Company. It is assumed that the compensation called for by this arrangement will represent the fair market value of the services to be provided. Such payments, once commenced, will continue until the Chairman's death or the death of his surviving spouse. If the spouse does not survive the Chairman, the Company's obligations will cease upon his death. At December 31, 2001, no amounts were accrued relating to this contingent liability. The Company has obtained an insurance policy to fund this obligation in the event of the chairman's death.

6. BENEFIT PLANS

The UFSG Retirement Plan (the Plan), which is available to qualified employees of the Company, is a defined contribution plan and provides for matching contributions at the discretion of the Company. Contributions for the current year totaled approximately $44,000.

The Management Stock Bonus Plan (the MSB Plan) has been established to compensate members of management and offer them an incentive to continue to use their best efforts on behalf of the Company. The MSB Plan provides participants the opportunity to purchase available shares of company stock at the book value of common shareholders' equity as of the previous fiscal year-end. Shares are made available for purchase under the Plan at the discretion of the Board of Directors. Sale, transfer or other exchange of shares issued under the MSB Plan is restricted for five years after the date of issuance, with the restriction reduced on each anniversary date of issuance by 20%. During the year ended December 31, 2001, no shares were made available or issued under the MSB Plan.

7. RELATED-PARTY TRANSACTIONS

The Company utilizes office space leased by an affiliate. Total expense allocated to the Company for office space was approximately $298,500 during 2001.

8. SECURITIES AND EXCHANGE COMMISSION MATTERS

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements in accordance with the aggregate indebtedness method. Under this method, the ratio of aggregate indebtedness to net capital, as defined by the rule, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital, as defined, was $1,052,168, which was $802,168 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 2.81 to 1.

Subsequent to December 31, 2001, the Company has committed to take steps necessary in fiscal 2002 to eliminate the need to record any mortgage loans and any related liabilities necessary to fund those loans from its consolidated statement of financial condition. As of December 31, 2001, the Company's net capital, as defined by the Rule included a reduction of $505,800 for mortgage loans funded by the Company, but not yet delivered to investors. In addition, the Company's aggregate indebtedness, as defined under the Rule, included $505,800 representing the Company's borrowings under its line of credit (see Note 1) to fund the related mortgage loans. If these mortgage loans and the related borrowings had not been included in the Company's net capital computation as of December 31, 2001, the Company's net capital, as defined, would have been $1,557,968, which would have been $1,307,968 in excess of the minimum net capital required. In addition, the Company's aggregate indebtedness would have been $2,447,419 and the ratio of aggregate indebtedness to net capital would have been 157%.

Reserve Requirements

The Company is exempt from the SEC's Rule 15c3-3, Paragraph (k)(2)(a). The Company does not hold customer cash or securities, and the Company does not normally have balances that would be included in the reserve computation.

Aggregate Indebtedness

At December 31, 2001, the Company's total aggregate indebtedness, as defined by the Rule, amounted to $2,953,219.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

Broker or Dealer – UVEST Financial Services Group, Inc. as of 12/31/01

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$2,036,628
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		2,036,628
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		273,200
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		2,309,828
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition	1,257,660	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities - Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges		(1,257,660)
7.	Other additions and/or allowable credits – Capital lease obligation		
8.	Net capital before haircuts on securities positions		1,052,168
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue concentration		
	E. Other		
10.	Net capital		$1,052,168

(Continued)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

Broker or Dealer - UVEST Financial Services Group, Inc. as of 12/31/01

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)		$ 196,881
12.	Minimum dollar net capital requirement of reporting broker or dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less 13)		802,168
15.	Excess net capital of 1000% (line 10 less 10% of line 19)		$ 756,846
16.	Total aggregate indebtedness liabilities	2,953,219	
17.	Add:		
	A. Drafts for immediate credit.	0	
	B. Market value of securities borrowed for which no equivalent value is paid or credited.	0	
	C. Other unrecorded amounts	0	$2,953,219
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts		0
19.	Total aggregate indebtedness		$2,953,219
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10		281%

Note: *There is no material difference between the computation of net capital in this schedule and that included on the Company's unaudited Form X-17A-5 Part IIA filing as of December 31, 2001.*

UVEST FINANCIAL SERVICES GROUP, INC.

COMPUTATION OF NET CAPITAL
SCHEDULE OF NON-ALLOWABLE ASSETS
DECEMBER 31, 2001

Description	Allowable Assets	Nonallowable Assets	Total
Cash	$3,972,735	$ 0	$3,972,735
Mortgage loans held for sale	0	505,800	505,800
Other receivables	0	305,858	305,858
Furniture and equipment, net of accumulated depreciation	0	363,717	363,717
Other assets	32,652	82,285	114,937
Total	$4,005,387	$1,257,660	$5,263,047


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To UVEST Financial Services Group, Inc.:

In planning and performing our audit of the financial statements of **UVEST FINANCIAL SERVICES GROUP, INC.** for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by UVEST Financial Services Group, Inc., including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Charlotte, North Carolina
January 25, 2002